JERRY W.WALTON
Executive Vice President, Finance and Administration
and Chief Financial Officer

June 30, 2009

Via Electronic Filing: Label:corresp

Mr. Daniel Morris

Attorney-Advisor

U.S. Securities and Exchange Commission

Mail Stop 3561

Washington, D.C.  20549

Re:   J.B. Hunt Transport Services, Inc.

Form 10-K for the Year Ended December 31, 2008

Filed February 27, 2009

Definitive Proxy Statement on Schedule 14A

Filed March 20, 2009

File No. 000-11757

Dear Mr. Morris:

This letter is in response to your examination of our Form 10-K for the year ended December 31, 2008, our Schedule 14A filed on March 20, 2009 and your letter dated June 9, 2009 received in our office on June 18, 2009.

Your comments and questions on the Schedule 14A have been duplicated for your convenience directly above our response.

Schedule 14A

Compensation Discussion and Analysis, page 19

2008 Compensation, page 22

Annual Bonus Award, page 24

Question:

1.     We note your disclosure that you make “progress payments” to your named executive officers based on quarterly EPS targets.  In future filings, please disclose the quarterly EPS targets that must be achieved in order for your named executive officers to earn their annual bonus award.  To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K,  please provide us with a detailed explanation for such conclusion.  Please also note that to the extent that you have appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.  General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

Response:

In future filings, we will report the quarterly EPS targets of the annual bonus plan that allowed the named executives to receive quarterly “progress payments” for the years reported in the Proxy.

2.     Please revise your disclosure to clarify whether the named executive officer must repay the progress payments in the event that the annual bonus amount is determined to be less than the amount of the progress payments paid to that named executive officer during the fiscal year.

Response:

In future filings, we will revise our disclosure to clarify that our annual bonus plan does not require a repayment of “progress payments” if the annual bonus amount is less than the amount of progress payments paid.  Likewise, we will also clearly state any changes to this provision of the bonus plan if necessary.

As each quarterly EPS target is achieved, “progress payments” against any annual bonus payout are earned and paid.  The progress payments each quarter are 12.5% of the projected annual bonus payout.  While it is possible that progress payments earned and paid based on achieving one or more quarterly EPS goals could be greater than the computed annual bonus payout amount,  management has, and will in the future, consider known factors that would affect the annual bonus payout and communicate and adjust the progress payments accordingly.

3.     While we note that your earnings per share is disclosed in your Form 10-K, please confirm that in the future you will disclose in your Compensation Discussion & Analysis your EPS for the relevant fiscal periods, and not merely your EPS targets.

Response:

In future filings, we will disclose in the Compensation Discussion & Analysis our actual EPS for the relevant fiscal periods to clearly demonstrate the relationship between the bonus payments to the named executive and the actual EPS reported.

In addition to our comments above, we hereby acknowledge that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in this filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•                  the Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/ Jerry W. Walton
Jerry W. Walton
Executive Vice President,
Finance and Administration and
Chief Financial Officer

JWW/dw